Filed by Nuveen California Dividend Advantage Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Nuveen California Dividend Advantage Fund

Commission File No. 811-09161

Nuveen California Performance Plus Municipal Fund, Inc.

Commission File No. 811-05930

Nuveen California Municipal Market Opportunity Fund, Inc.

Commission File No. 811-06081

Nuveen California Investment Quality Municipal Fund, Inc.

Commission File No. 811-06177

Nuveen California Select Quality Municipal Fund, Inc.

Commission File No. 811-06294

Nuveen California Quality Income Municipal Fund, Inc.

Commission File No. 811-06425

Nuveen CA Dividend Advantage Municipal Fund (NAC)	Nuveen CA Performance Plus Municipal Fund, Inc. (NCP)
Nuveen CA Investment Quality Municipal Fund, Inc. NQC)	Nuveen CA Premium Income Municipal Fund (NCU)
Nuveen CA Municipal Market Opportunity Fund, Inc. (NCO)	Nuveen CA Quality Income Municipal Fund, Inc. (NUC)
Nuveen CA Select Quality Municipal Fund, Inc. (NVC)

Annual Meeting - Next Adjournment Ends March 17, 2014

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund. Unless sufficient shareholders vote by March 17, 2014, the adjournment date for your fund’s Annual Shareholders Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Annual Shareholders Meeting will reconvene on March 17, 2014 at 2:00 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

The Board has determined that the proposed Reorganizations would be in the best interests of each Fund. Each proposed Reorganization is intended to reduce fund redundancies and create a single, larger state fund that may benefit from anticipated operating efficiencies and economies of scale.

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 888-456-7566 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.

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